For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Marybeth Csaby KCSA Strategic Communications (212) 896-1214 / 1236 jcorbin@kcsa.com / mcsaby@kcsa.com

Tikcro Technologies Reports 2010 Third Quarter Results

Tel Aviv, Israel, November 30, 2010 — Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the third quarter and nine months ended September 30, 2010.

Net income for the third quarter was $1.2 million or $0.14 per diluted share. Results for the third quarter included financial income of approximately $1.3 million that resulted from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Excluding this non cash financial expense, net loss for the third quarter was $89,000 or $(0.01) per diluted share. Net loss for the nine months ended September 30, 2010, was $125,000 or $(0.01) per diluted share. Results for the nine months ended September 30, 2010 included financial income of approximately $91,000 from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc. Excluding this non cash financial expense, net loss for the nine months ended September 30, 2010, was $216,000 or $(0.03) per diluted share.

Earlier this month, BioCancell, a clinical-stage company, completed a one year multi center clinical trial to establish the safety, optimal dose and primary efficacy of its lead drug-candidate, BC-819, as a treatment for pancreatic cancer. This Phase I/IIa clinical trial included nine patients with non-resectable (inoperable) pancreatic cancer and with no metastases.

In the trial, 5 out of 8 patients (62.5%) tested after 3 months showed significant tumor reduction or stability, together with no appearance of metastases. Two out of five of the patients in the higher dosage group tested after three-months became resectable after treatment. BioCancell intends to apply to the US Food and Drug Administration (FDA) to commence a Phase IIb clinical trial of BC-819 in sequence with Gemzar for the treatment of the disease. Biocancell has been granted “orphan drug” status from the US FDA for use of BC-819 in pancreatic cancer.

Approximately 80% of patients with pancreatic cancer die within a year of diagnosis and 95% within five years. BC-819 uses the H19 gene to synthesize Diphtheria Toxin in cancerous cells only, in order to destroy the cells. BC-819 is also undergoing Phase IIb testing for bladder cancer and Phase I/IIa testing for ovarian cancer.

Biocancell concluded an equity offering of approximately $5.0 million on TASE this month, and now has sufficient resources to fund its operations through the completion of its ongoing clinical trials and to have interim results of a phase IIb FDA trial for pancreatic cancer.

Tikcro holds approximately 25% of Biocancell, taking into account the conversion of a convertible note and exercise of warrants, and approximately 17% on a fully diluted basis. Shares of Biocancell are traded on the Tel Aviv Stock Exchange (TASE). The valuation of the holding in Biocancell is influenced, among other factors, by the share price of Biocancell on TASE.

As of September 30, 2010, the Company had net cash and marketable securities totaling $7.4 million.

“Tikcro has been instrumental in attracting new management and board members to Biocancell since it entered into a funding agreement with the company in 2008.  Our support has helped the company to streamline its business and develop its operational strategy,” stated Aviv Boim, Tikcro’s CEO. "Tikcro intends to continue its strategy of providing funding for early-stage biotech operations, with an emphasis on solutions for the oncology market.”

Tikcro also announced that Aviv Boim has been appointed Chief Executive Officer, taking over for Eric Paneth who will continue with Tikcro as a member of its Board of Directors. Mr. Boim is also a member of Biocancell’s Board and Executive Committee. He initially joined Tikcro as CEO in 2008 from Orckit Communications Ltd., where he held the position of Chief Financial Officer for nearly ten years and has held various positions in Tikcro since then.

Eric Paneth, Chairman of the Board of Tikcro Technologies, said, “I welcome Aviv as CEO of Tikcro. We are confident that he will be successful in selecting and nurturing new targets so that Tikcro will enjoy further progress in the sector.”

About Tikcro Technologies:
Tikcro has holdings in Biocancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Biocancell's leading drug, BC-819, is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. Pursuant to U.S. FDA approved protocols, Biocancell is conducting the following clinical trials in Israel and in the U.S. using BC-819:
-Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer
-Phase I/IIa clinical trial for the treatment of pancreatic cancer – trial concluded.
-Phase I/IIa clinical trial for the treatment of ovarian cancer

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Balance Sheet (US dollars in thousands)

	June 30, 2010	December 31, 2009
Assets
Current assets
Cash and short-term marketable securities	$ 7,360	$ 7,432
Other receivables	63	49
Total current assets	7,423	7,481

Investment in Biocancell – stock, convertible note and warrant	6,194	6,164

Total assets	$ 13,617	$ 13,645

Liabilities and Shareholders' Equity
Current liabilities
Other current liabilities	$274	$ 280

Shareholders' equity	13,343	13,365

Total liabilities and shareholders' equity	$ 13,617	$ 13,645

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
General and administrative expenses	$99	$102	$249	$280

Total operating expenses	99	102	249	280

Operating loss	(99)	(102)	(249)	(280)

Financial income, net	1,261	692	124	4,987

Net income (loss)	$1,162	$590	$(125)	$4,707

Basic net earnings (loss) per share	$0.14	$0.07	$(0.01)	$0.57

Diluted net earnings (loss) per share	$0.14	$0.07	$(0.01)	$0.56

Basic weighted average shares	8,491	8,334	8,460	8,317

Diluted weighted average shares	8,491	8,422	8,460	8,380